Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up to 1,316,866 Outstanding Shares of Common Stock

(including Associated Preferred Stock Purchase Rights)

of

iGo, Inc.

at

$3.95 Net Per Share

Pursuant to the Offer to Purchase dated July 25, 2013

by

Steel Excel Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00P.M., NEW YORK CITY TIME, ON AUGUST 22, 2013, UNLESS THE OFFER IS EXTENDED.

July 25, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Steel Excel Inc., a Delaware corporation (the "Purchaser") to act as Information Agent in connection with Purchaser's offer to purchase up to 1,316,866 outstanding shares of common stock, par value $0.01 per share (the "Shares"), of iGo, Inc., a Delaware corporation ("iGo"), together with the associated preferred stock purchase rights issued in connection with and subject to the Amended and Restated Stockholder Rights Agreement, dated as of June 20, 2013, as amended, by and between iGo and Computershare Trust Company, N.A., at a purchase price of $3.95 per Share, net to the seller in cash without interest, less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.

A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the "Depositary") by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

5.	A letter to stockholders of iGo from the Chief Executive Officer of iGo, accompanied by iGo's Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on August 22, 2013 unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Stock Purchase and Sale Agreement, dated as of July 11, 2013 (the "Purchase Agreement"), by and among Purchaser and iGo.

On July 1, 2013, the board of directors of iGo (the "iGo Board") unanimously (1) determined that the Offer and the Purchase Agreement (including the transactions contemplated by the Purchase Agreement) are fair to, and in the best interests of iGo and its stockholders; (2) approved the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Offer; and (3) recommended that iGo’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Purchase Agreement, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment tendered Shares, and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Offer to Purchase), if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of payment of such Shares pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In the event the Offer is oversubscribed, Shares tendered will be subject to proration upon the terms and subject to the conditions of the Offer. If any tendered Shares are not purchased pursuant to the Offer for any reason, including as a result of proration, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at The Depository Trust Company), at the expense of Purchaser, promptly following the expiration or termination of the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as Purchaser may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, must be delivered to and received by the Depositary prior to the Expiration Date (as defined in the Offer to Purchase).

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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